Exhibit 99.1

Bitauto Announces Fourth Quarter and Fiscal Year 2011 Results

BEIJING, March 1, 2012 /PRNewswire-Asia-FirstCall/ — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20111.

Fourth Quarter and Fiscal Year 2011 Highlights

•

Revenue in the fourth quarter of 2011 was RMB227.7 million (US$36.2 million), a 43.4% increase from the corresponding period in 2010. Revenue in fiscal year 2011 was RMB670.0 million (US$106.4 million), a 46.2% increase from 2010.

•

Gross profit in the fourth quarter of 2011 was RMB155.6 million (US$24.7 million), a 43.6% increase from the corresponding period in 2010. Gross profit in fiscal year 2011 was RMB456.2 million (US$72.5 million), a 47.4% increase from 2010.

•

Operating profit in the fourth quarter of 2011 was RMB25.2 million (US$4.0 million), a 23.5% decrease from the corresponding period in 2010. Operating profit in fiscal year 2011 was RMB71.8 million (US$11.4 million), a 6.2% increase from 2010.

•

IFRS profit in the fourth quarter of 2011 was RMB32.4 million (US$5.1 million), as compared to an IFRS loss of RMB435.1 million (US$69.1 million) in the corresponding period in 2010. IFRS profit in fiscal year 2011 was RMB87.2 million (US$13.9 million) as compared to an IFRS loss of RMB1.27 billion (US$202.3 million) in 2010.

•

Non-GAAP profit from continuing operations in the fourth quarter of 2011 was RMB37.3 million (US$5.9 million), a 0.9% increase from the corresponding period in 2010. Non-GAAP profit from continuing operations in fiscal year 2011 was RMB105.9 million (US$16.8 million), a 50.5% increase from 2010.

•

In 2011, the Company had 6,302 subscribers to Easypass, its online marketing platform for new cars, and 1,759 customers of Transtar, its online marketing platform for used cars, compared to 3,512 and 1,409, respectively, in 2010. This represents an annual increase of 79.4% in the number of Easypass subscribers and an annual increase of 24.8% in the number of Transtar customers.

Recent Business Updates

On December 2, 2011, Bitauto announced that it had entered into a definitive agreement to acquire 100% equity interest in Beijing Bitcar Interactive Information Technology Co., Ltd. (“Bitcar”) in an all-cash transaction. The acquisition was closed at the end of 2011. An initial payment of RMB45 million has been made. In 2013, Bitauto will make a contingent payment amounting to the difference between Bitcar’s audited IFRS fiscal 2012 revenues and the initial payment of RMB45 million, subject to a total consideration cap of RMB63 million. Beginning December 2011, Bitcar’s financial results have been consolidated into Bitauto’s financial statements and contributed to Bitauto’s revenue and profit for the fourth quarter. The purpose of this acquisition was to integrate Bitcar’s digital point-of-sale CRM solutions with Bitauto’s existing online marketing platform, Easypass, to enable the Company’s dealer customers to better manage face-to-face sales opportunities in their dealerships. For more details of this acquisition, please refer to the Company’s press release issued on December 2, 2011, which is available on ir.bitauto.com.

Under the share repurchase program announced on August 12, 2011, which authorizes the Company to repurchase up to US$10.0 million worth of its American Depositary Shares (“ADSs”), during the fourth quarter of 2011 Bitauto repurchased an additional 148,256 ADSs for approximately US$0.66 million, inclusive of transaction charges. As of December 31, 2011, the Company repurchased a total of 455,006 ADSs for a total consideration of US$2.65 million, inclusive of transaction charges.

[1]

This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2939 to US$1.00, the effective noon buying rate as of December 30, 2011 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

As of December 31, 2011, the Company had a total of 41,640,890 ordinary shares, with 16,866,793 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the fourth quarter of 2011 were calculated using a weighted average of 41,598,390 and 42,387,880 ADSs, respectively. Basic and diluted per ADS figures for fiscal year 2011 were calculated using a weighted average of 41,233,110 and 42,408,833 ADSs, respectively.

Mr. William Li, chief executive officer of Bitauto commented, “I am pleased to report that Bitauto finished the year on a strong note, with year-on-year revenue growth of 43.4% in the fourth quarter and 46.2% for full year 2011. I am particularly pleased to note that our core Bitauto.com business recorded impressive year-on-year revenue growth of 59.1% in 2011. According to the China Association of Automobile Manufacturers, auto sales in China grew at a relatively subdued annual rate of 2.45% in 2011. By contrast, Bitauto achieved stable and healthy growth as intensified market competition encouraged automakers and dealers to increasingly rely on online marketing to drive sales. Over the last twelve months, successful execution of our growth strategy, which is focused on product development, brand enhancement and network expansion, has further enhanced Bitauto’s reputation among auto buyers, auto makers and dealers.”

Mr. Li continued, “In 2012, we believe that competition in China’s auto industry will continue to intensify. At the same time, we foresee competition for auto makers’ and dealers’ online advertising budgets also heating up. To solidify and strengthen Bitauto’s leading position in 2012, we plan to focus on three core growth drivers. First, on the product development front, we plan to form a new business unit, named EP, combining Easypass, our online marketing platform for new cars, with B-WORLD, our newly acquired digital point-of-sale application. Our goal is for this new business unit to provide a truly one-stop digital solution that fully addresses auto dealers’ digital marketing and CRM needs. Second, we will continue to invest in enhancing the brand recognition of Bitauto.com. Lastly, we will continue to invest in our used car website to retain our leadership in this sector. We are confident that this strategic approach will provide a solid foundation for our long-term growth.”

Mr. Andy Zhang, Bitauto’s chief financial officer, added, “Sustainable growth has always been a priority for Bitauto’s management, and we are very focused on achieving a balance between strong top line growth and profitability. In the fourth quarter, our spending on search engine marketing continued to affect operating margins but we gained valuable brand recognition, traffic volume, as well as advertising pricing power. For 2011 as a whole, we are pleased to note that non-GAAP profit from continuing operations grew by 50.5% year-on-year, which is higher than the rate of revenue growth.

“In 2012, we expect our top line to increasingly benefit from our investment in product optimization and brand equity. We also expect operating and net margins to improve as we take advantage of economies of scale in our business and continue our prudent approach to financial management.”

Fourth Quarter 2011 Results

Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	December 31, 2010	% of Total Revenue	December 31, 2011	% of Total Revenue	% Change
bitauto.com business	103,061	64.9%	161,574	71.0%	56.8%
ucar.cn business	7,460	4.7%	7,788	3.4%	4.4%
Digital Marketing Solutions	48,332	30.4%	58,362	25.6%	20.8%

Total revenue	158,853	100.0%	227,724	100.0%	43.4%

Cost of Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	December 31, 2010	% of Total Cost of revenue	December 31, 2011	% of Total Cost of revenue	% Change
bitauto.com business	27,909	55.3%	36,431	50.5%	30.5%
ucar.cn business	6,711	13.3%	8,991	12.5%	34.0%
Digital Marketing Solutions	15,840	31.4%	26,682	37.0%	68.4%

Total cost of revenue	50,460	100.0%	72,104	100.0%	42.9%

Gross profit margin	68.2%		68.3%

Bitauto reported revenue of RMB227.7 million (US$36.2 million) for the fourth quarter of 2011, representing a 43.4% increase from the corresponding period in 2010. The increase in revenue can be primarily attributed to the growth of the bitauto.com business.

Cost of revenue for the fourth quarter of 2011 was RMB72.1 million (US$11.5 million), representing a year-over-year increase of 42.9% from RMB50.5 million (US$8.0 million). Cost of revenue as a percentage of revenue in the fourth quarter of 2011 was 31.7%, compared to 31.8% in the same period in 2010.

Gross profit for the fourth quarter of 2011 was RMB155.6 million (US$24.7 million), representing a 43.6% increase from the corresponding period in 2010.

Revenue from the bitauto.com business for the fourth quarter of 2011 was RMB161.6 million (US$25.7 million), representing a 56.8% increase from the corresponding period in 2010. The increase was attributed to an increase in dealer subscription revenue driven by 79.4% year-on-year growth in the number of Easypass subscribers, improved penetration in established regions, as well as an increase in advertising revenue.

Cost of revenue for the bitauto.com business for the fourth quarter of 2011 was RMB36.4 million (US$5.8 million), representing a year-over-year increase of 30.5% from RMB27.9 million (US$4.4 million). This was mainly due to an increase in business taxes.

Gross profit from the bitauto.com business for the fourth quarter of 2011 was RMB125.1 million (US$19.9 million), representing a 66.5% increase from the corresponding period in 2010. The increase was due to enhanced sales efficiency and scalability of the bitauto.com business.

Revenue from the ucar.cn business for the fourth quarter of 2011 was RMB7.8 million (US$1.2 million), representing a 4.4% increase from the corresponding period in 2010.

Cost of revenue for the ucar.cn business for the fourth quarter of 2011 was RMB9.0 million (US$1.4 million), representing a year-over-year increase of 34.0% from RMB6.7 million (US$1.1 million). This was mainly due to increases in personnel-related expenses for the website’s editorial team, fees paid to partner websites to distribute dealer customers’ used automobile listing information, and bandwidth leasing cost.

Gross loss from the ucar.cn business for the fourth quarter of 2011 was RMB1.2 million (US$0.2 million), compared to a gross profit of RMB0.7 million (US$0.1 million) in the corresponding period in 2010.

Revenue from the digital marketing solutions business for the fourth quarter of 2011 was RMB58.4 million (US$9.3 million), representing a 20.8% increase from the corresponding period in 2010, which reflects an increase in the number of advertising customers, as well as a one-off increase in advertising and marketing spending by an automaker customer on its new car launch campaign in the fourth quarter of 2011.

Cost of revenue for the digital marketing solutions business for the fourth quarter of 2011 was RMB26.7 million (US$4.2 million), representing a year-over-year increase of 68.4% from RMB15.8 million (US$2.5 million). The increase was mainly due to provision of more higher-direct-cost services, such as event planning and execution, which accounted for a larger percentage of services provided to digital marketing solutions customers.

Gross profit from the digital marketing solutions business for the fourth quarter of 2011 was RMB31.7 million (US$5.0 million), representing a 2.5% decrease from the corresponding period in 2010.

Selling and administrative expenses were RMB117.4 million (US$18.7 million) for the fourth quarter of 2011, representing an increase of 76.2% from the corresponding period in 2010. This increase was mainly due to an increase in marketing expenses related to the Company’s search engine marketing effort. To a lesser extent, the increase was also attributable to an increase in employee salaries and benefits and an increase in the number of employees.

Product development expenses were RMB13.0 million (US$2.1 million) for the fourth quarter of 2011, a 47.9% increase from the corresponding period in 2010. The increase was primarily due to an increase in research and development personnel-related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB4.9 million (US$0.8 million) in the fourth quarter of 2011, compared to RMB2.2 million (US$0.3 million) in the corresponding period in 2010. The increase is mainly related to the stock options granted in December 2010, for which expenses were allocated over the respective vesting periods.

Operating profit in the fourth quarter of 2011 was RMB25.2 million (US$4.0 million), representing a 23.5% decrease from the corresponding period in 2010, primarily due to an increase in selling and administrative expenses related to the Company’s search engine marketing effort.

Income tax benefit in the fourth quarter of 2011 was RMB1.3 million (US$0.2 million), compared to an income tax expense of RMB5.9 million (US$0.9 million) in the corresponding period in 2010. The income tax benefit is due to Beijing Bitauto Internet Information Company Limited being designated as a “High and New Technology Enterprise” and becoming eligible to enjoy a lower tax rate associated with this status.

IFRS profit in the fourth quarter of 2011 was RMB32.4 million (US$5.1 million). Basic and diluted profit per ADS, each representing one ordinary share, in the fourth quarter of 2011 amounted to RMB0.78 (US$0.12) and RMB0.76 (US$0.12), respectively. IFRS loss in the fourth quarter of 2010 was RMB435.1 million (US$69.1 million). This is mainly attributable to the impact of charges arising from the changes in fair value of the convertible preference shares. These charges are not applicable to reporting periods subsequent to December 31, 2010 because all the outstanding convertible preference shares were automatically converted into ordinary shares upon the completion of the Company’s initial public offering (“IPO”) on November 17, 2010.

Non-GAAP profit from continuing operations in the fourth quarter of 2011 was RMB37.3 million (US$5.9 million), a 0.9% increase from the corresponding period in 2010. Non-GAAP basic and diluted profit per ADS in the fourth quarter of 2011 amounted to RMB0.90 (US$0.14) and RMB0.88 (US$0.14), respectively.

As of December 31, 2011, the Company had cash and cash equivalents of RMB601.4 million (US$95.5 million). Cash from operating activities, cash used in investing activities such as capital expenditures, and cash used in financing activities in the fourth quarter of 2011 were RMB105.0 million (US$16.7 million), RMB56.6 million (US$9.0 million), and RMB4.9 million (US$0.8 million), respectively.

Bills Receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB74.5 million (US$11.8 million) as of December 31, 2011, compared to RMB59.4 million (US$9.4 million) as of December 31, 2010.

Trade receivables was RMB433.8 million (US$68.9 million) as of December 31, 2011, compared to RMB224.3 million (US$35.6 million) as of December 31, 2010. The increase was mainly due to the increase of gross revenue2, which was RMB1.17 billion (US$186.4 million) in fiscal year 2011, compared to RMB960.2 million (US$152.6 million) in 2010.

[2]

For the online advertising services we provide as part of our digital marketing solutions business, we act as an agent in placing our automaker customers’ advertisements on the websites of our media vendors. We enter into publishing schedule agreements with our automaker customers and into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers’ publishing schedule agreements. We record receivables from our automaker customers and corresponding payables due to our media vendors. As such, we record accounts receivable from our customers and accounts payable to media vendors on a gross basis. We receive fees in the capacity of an agent for assisting our automaker customers in placing advertisements on media vendors’ websites, and therefore, record the fees on a net basis. Gross revenue includes the fees we received in the capacity of an agent, and the gross value of advertisements placed that correspond to the gross payables recorded due to the media vendors.

The number of employees totaled 1,737 as of December 31, 2011, a 34.7% increase from the same period in 2010. The increase was due to organic growth in headcount as well as the acquisition of Bitcar, which was completed at the end of 2011.

Fiscal Year 2011 Results

Revenue by Business Segment

RMB000s (unaudited)	Twelve months ended
	December 31, 2010	% of Total Revenue	December 31, 2011	% of Total Revenue	% Change
bitauto.com business	291,128	63.5%	463,297	69.2%	59.1%
ucar.cn business	19,013	4.2%	28,143	4.2%	48.0%
Digital Marketing Solutions	147,964	32.3%	178,514	26.6%	20.6%

Total revenue	458,105	100.0%	669,954	100.0%	46.2%

Cost of Revenue by Business Segment

RMB000s (unaudited)	Twelve months ended
	December 31, 2010	% of Total Cost of revenue	December 31, 2011	% of Total Cost of revenue	% Change
bitauto.com business	79,792	53.6%	104,337	48.8%	30.8%
ucar.cn business	27,475	18.5%	37,600	17.6%	36.9%
Digital Marketing Solutions	41,434	27.9%	71,833	33.6%	73.4%

Total cost of revenue	148,701	100.0%	213,770	100.0%	43.8%

Gross profit margin	67.5%		68.1%

Revenue in 2011 was RMB670.0 million (US$106.4 million), representing a 46.2% increase from 2010. The increase in revenue is attributed to the growth of all three of the Company’s business lines.

Cost of revenue in 2011 was RMB213.8 million (US$34.0 million), representing a year-over-year increase of 43.8% from RMB148.7 million (US$23.6 million) in 2010. Cost of revenue as a percentage of revenue in 2011 was 31.9%, compared to 32.5% in 2010.

Gross profit in 2011 was RMB456.2 million (US$72.5 million), representing a 47.4% increase from 2010.

Revenue from the bitauto.com business in 2011 was RMB463.3 million (US$73.6 million), representing a 59.1% increase from 2010. The increase was attributed to an increase in dealer subscription revenue driven by growth of 79.4% in the number of Easypass subscribers, improved penetration in established regions, as well as an increase in advertising revenue.

Cost of revenue for the bitauto.com business in 2011 was RMB104.3 million (US$16.6 million), representing a year-over-year increase of 30.8% from RMB79.8 million (US$12.7 million) in 2010. This increase was mainly due to an increase in business taxes.

Gross profit from the bitauto.com business in 2011 was RMB359.0 million (US$57.0 million), representing a 69.9% increase from 2010. The increase was due to enhanced sales efficiency and scalability of the bitauto.com business.

Revenue from the ucar.cn business in 2011 was RMB28.1 million (US$4.5 million), representing a 48.0% increase from 2010. The growth was primarily driven by the increased demand for advertising services on ucar.cn and the growth in the number of Transtar customers.

Cost of revenue for the ucar.cn business for 2011 was RMB37.6 million (US$6.0 million), representing a year-over-year increase of 36.9% from RMB27.5 million (US$4.4 million) in 2010. This increase was mainly due to increases in personnel-related expenses for the website’s editorial team, bandwidth leasing cost, and fees paid to partner websites to distribute dealer customers’ used automobile listing information.

Gross loss from the ucar.cn business in 2011 was RMB9.5 million (US$1.5 million), representing an 11.8% increase from 2010.

Revenue from the digital marketing solutions business in 2011 was RMB178.5 million (US$28.4 million), representing a 20.6% increase from 2010. The growth was attributable to overall market growth due to automakers allocating more budget to online marketing platforms, as well as an increase in spending by existing customers and an increase in the number of new customers.

Cost of revenue for the digital marketing solutions business in fiscal year 2011 was RMB71.8 million (US$11.4 million), representing a year-over-year increase of 73.4% from RMB41.4 million (US$6.6 million) in 2010. This was mainly due to provision of higher-direct-cost services, such as event planning and execution, which accounted for a larger percentage of the total services provided to digital marketing solutions customers.

Gross profit from the digital marketing solutions business in 2011 was RMB106.7 million (US$17.0 million), representing a 0.1% increase from 2010.

Selling and administrative expenses in fiscal year 2011 were RMB347.7 million (US$55.2 million), representing an increase of 64.0% from 2010. This was mainly due to an increase in marketing expenses relating to the Company’s search engine marketing effort. To a lesser extent, the increase was also attributable to an increase in employee salaries and benefits and an increase in the number of employees.

Product development expenses in fiscal year 2011 were RMB36.6 million (US$5.8 million), a 23.0% increase from 2010. This increase was primarily due to an increase in research and development personnel-related expenses.

Share-based payment expenses in fiscal year 2011, which were allocated to related operating costs and expense line items, were RMB18.7 million (US$3.0 million) in 2011, compared to RMB7.5 million (US$1.2 million) in 2010. This increase is mainly related to the issuance of new options grants in February and December 2010, for which expenses were allocated over the respective vesting periods.

Operating profit in fiscal year 2011 was RMB71.8 million (US$11.4 million), representing a 6.2% increase from 2010. The slowdown in operating profit growth was primarily due to an increase in selling and administrative expenses related to the Company’s search engine marketing effort.

Income tax expense in fiscal year 2011 was RMB9.8 million (US$1.6 million), compared to RMB13.2 million (US$2.1 million) in 2010. The decrease in income tax expense was due to Beijing Bitauto Internet Information Company Limited being designated as a “High and New Technology Enterprise” and becoming eligible to enjoy a lower tax rate associated with this status.

IFRS profit in fiscal year 2011 was RMB87.2 million (US$13.9 million), Basic and diluted earnings per ADS, each representing one ordinary share, in fiscal year 2011 amounted to RMB2.11 (US$0.34) and RMB2.06 (US$0.33), respectively. IFRS loss was RMB1.27 billion (US$202.3 million) in 2010. This is mainly attributable to the impact of charges arising from the changes in fair value of the convertible preference shares. These charges are not applicable to reporting periods subsequent to December 31, 2010 because all the outstanding convertible preference shares were automatically converted into ordinary shares upon the completion of the Company’s IPO on November 17, 2010.

Non-GAAP profit from continuing operations in fiscal year 2011 was RMB105.9 million (US$16.8 million), a 50.5% increase from 2010. Non-GAAP basic and diluted profit per ADS in fiscal year 2011 amounted to RMB2.57 (US$0.41) and RMB2.50 (US$0.40), respectively.

Cash used in operating activities, cash used in investing activities such as capital expenditures, and cash used in financing activities in 2011 were RMB86.7 million (US$13.8 million), RMB71.5 million (US$11.4 million), and RMB39.1 million (US$6.2 million), respectively.

Days sales outstanding (“DSO”)3 were approximately 111 days in fiscal year 2011.

First Quarter 2012 Outlook

Bitauto currently expects to generate revenue in the range of RMB150.0 million (US$23.8 million) to RMB155.0 million (US$24.6 million) in the first quarter of fiscal year 2012, representing a 36.8% to 41.4% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB0.41 (US$0.07) to RMB0.43 (US$0.07) in the first quarter of 2012.

This forecast takes into consideration seasonality factors in Bitauto’s business, and reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call today, March 1, 2012 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-3541-231
Hong Kong:	+852-2475-0994 or 800-930-346
China:	400-6208-038 or 800-8190-121
International:	+65-6723-9381
Conference ID:	48962418

A replay of the conference call may be accessed by phone at the following number until March 8, 2012:

US:	+1-718-3541-232
International:	+61-2-8235-5000
Conference ID:	48962418

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals operated by Tencent, Sina, NetEase, Yahoo China and Tom Online, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, ucar.cn business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website and partner websites. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s ucar.cn website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its ucar.cn website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

[3]	The Company’s annual DSO is defined as average trade receivables divided by gross revenue, multiplied by 365 days.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for first quarter of 2012 and quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s reports filed with, or furnished to, the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS (loss)/profit from continuing operations with non-GAAP profit from continuing operations, which excludes from IFRS (loss)/profit from continuing operations the charges relating to (i) changes in fair value of the derivative component of the Company’s convertible preference shares, (ii) finance costs relating to the Company’s preference shares, (iii) share-based payments and (iv) non-capitalized IPO expenses. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the charges resulting from its convertible preference shares being characterized as liabilities under IFRS. In addition, all convertible preference shares were automatically converted into ordinary shares upon the completion of the Company’s initial public offering in November 2010, and, as a result, there has been no such charges relating to convertible preference shares starting 2011. Furthermore, this non-GAAP financial measure eliminates the impact of items that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit from continuing operations has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP profit from continuing operations. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit from continuing operations may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable IFRS financial measure are set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Martin Reidy

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1-212-333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	December 31, 2010	December 31, 2011
	Unaudited	Unaudited

Continuing operations
Revenue	158,852,620	227,724,400
Cost of revenue	(50,459,333)	(72,104,020)

Gross profit	108,393,287	155,620,380

Selling and administrative expenses	(66,634,572)	(117,393,263)
Product development expenses	(8,801,707)	(13,018,262)

Operating profit	32,957,008	25,208,855

Other income	3,672,474	6,941,645
Other expenses	(402,477)	(560,754)
Changes in fair value of derivative component of convertible preference shares	(463,768,220)	—
Interest income	214,380	688,125
Interest expense	(535,400)	(1,194,064)
Finance costs on convertible preference shares	(1,317,761)	—
Share of loss of an associate	—	(23,124)

(Loss)/profit before tax from continuing operations	(429,179,996)	31,060,683

Income tax (expense)/benefit	(5,940,920)	1,324,612

(Loss)/profit for the period from continuing operations	(435,120,916)	32,385,295

(Loss)/profit for the period	(435,120,916)	32,385,295
Total comprehensive (loss)/income for the period	(425,175,124)	27,708,279

Other Financial Data (unaudited)
Non-GAAP profit from continuing operations	36,924,283	37,263,071

Reconciliation of IFRS (loss)/profit from continuing operations to non-GAAP profit from continuing operations

	For the Three Months Ended
	December 31, 2010	December 31, 2011
	Unaudited	Unaudited
(Loss)/profit from continuing operations	(435,120,916)	32,385,295
Changes in fair value of derivative component of convertible preference shares	463,768,220	—
Finance costs on convertible preference shares	1,317,761	—
Share-based payments	2,197,076	4,877,776
Non-capitalized IPO expenses	4,762,142	—

Non-GAAP profit from continuing operations	36,924,283	37,263,071

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Year Ended
	December 31, 2010	December 31, 2011
	Audited	Unaudited

Continuing operations
Revenue	458,105,042	669,954,316
Cost of revenue	(148,700,716)	(213,770,767)

Gross profit	309,404,326	456,183,549

Selling and administrative expenses	(212,002,175)	(347,734,054)
Product development expenses	(29,777,897)	(36,634,393)

Operating profit	67,624,254	71,815,102

Other income	5,358,201	24,840,678
Other expenses	(1,345,753)	(2,371,416)
Changes in fair value of derivative component of convertible preference shares	(1,270,701,904)	—
Interest income	618,258	3,963,484
Interest expense	(992,650)	(1,238,314)
Finance costs on convertible preference shares	(9,354,999)	—
Share of loss of an associate	—	(77,292)

(Loss)/profit before tax from continuing operations	(1,208,794,593)	96,932,242

Income tax expense	(13,185,495)	(9,758,440)

(Loss)/profit for the period from continuing operations	(1,221,980,088)	87,173,802

(Loss)/profit for the period	(1,273,289,916)	87,173,802
Total comprehensive (loss)/income for the period	(1,247,876,873)	58,695,984

Other Financial Data (unaudited)
Non-GAAP profit from continuing operations	70,348,655	105,890,978

Reconciliation of IFRS (loss)/profit from continuing operations to non-GAAP profit from continuing operations

	For the Year Ended
	December 31, 2010	December 31, 2011
	Unaudited	Unaudited
(Loss)/profit from continuing operations	(1,221,980,088)	87,173,802
Changes in fair value of derivative component of convertible preference shares	1,270,701,904	—
Finance costs on convertible preference shares	9,354,999	—
Share-based payments	7,509,698	18,717,176
Non-capitalized IPO expenses	4,762,142	—

Non-GAAP profit from continuing operations	70,348,655	105,890,978

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2010 Audited	December 31, 2011 Unaudited

Assets
Trade receivables	224,342,802	433,782,917
Bills receivables	59,369,627	74,539,413
Cash and cash equivalents	803,140,440	601,377,150
Other current assets	51,110,282	49,500,055
Non-current assets	37,732,672	142,120,417

Total assets	1,175,695,823	1,301,319,952

Liabilities
Trade payables	200,720,634	201,125,551
Other current liabilities	151,562,511	204,635,161
Non-current liabilities	—	9,697,740

Total liabilities	352,283,145	415,458,452

Total equity	823,412,678	885,861,500

Total liabilities and equity	1,175,695,823	1,301,319,952